UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2019

Commission File Number: 001-37408

DHX Media Ltd.
(Translation of registrant’s name into English)
5657 Spring Garden Road, Suite 505 Halifax, Nova Scotia, B3J 3R4, Canada B3J 3R4
(Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 4, 2019, DHX Media Ltd. notified the NASDAQ Stock Market LLC of its intention to voluntary delist its variable voting shares and common voting shares and on December 5, 2019 issued a press release announcing such intention. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Press release issued by the registrant dated December 5, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHX MEDIA LTD.

By:	/s/ James Bishop
Name: James Bishop
Title: Corporate Secretary

Date: December 5, 2019